Logistic Properties of the Americas Third Quarter 2024 Supplemental Information LPA Parque Logístico Calle 80 – Bogota, Colombia

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3Notes: (1) The Company considers that most real estate companies and funds in Costa Rica, Colombia, and Peru do not focus exclusively on the industrial segment; instead, they have investments across multiple sectors, including retail, hospitality, and others, and often lack a regional presence. Development and construction(2) of properties in the land bank DEVELOPER Asset ownership on a long-term basis OWNER Leasing and management(3) of assets MANAGER Logistic Properties of the Americas is a leading developer, owner, acquirer and manager of logistic and industrial real estate of international quality in Central and South America. LPA is one of the few, internally managed, vertically-integrated and institutional platforms operating across the region (1). Acquisition of stabilized assets ACQUIRER

4 Content LPA Parque Logístico Calle 80 – Bogota, Colombia Highlights • Company Profile 5 • Company Performance 6 • Financial Summary 7 Financial Information • Condensed Consolidated Interim Balance Sheet 8 • Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income (Loss) 10 • Reconciliation for Adjusted EBITDA, Adjusted EBITDA margin, FFO, AFFO, NOI and NOI margin 11 Operations Overview • Total Portfolio GLA 13 • Operating Portfolio – Period end Occupancy 14 • Rental Revenues 15 • Net Operating Income 16 • Average Rent per Square Foot 17 • Same Property NOI Growth 18 • Other Non-IFRS Metrics 19 Operations • Customer Concentration and Lease Expiration Analysis 20 • Investment Properties Portfolio 21 Capital Deployment • Stabilized Properties 22 • Development Portfolio 23 • Land Portfolio 24 Capitalization • Debt Summary and Metrics 25 Definitions • Definitions 26

5 LIMA, PERU Operating GLA (sqft) Development GLA (sqft) Land Reserves (acres)(6) 1,350,084 166,410 40.5 BOGOTA, COLOMBIA Operating GLA (sqft) Development GLA (sqft) Land Reserves (acres)(6) 1,255,404 - 50.6 SAN JOSE, COSTA RICA Operating GLA (sqft) Development GLA (sqft) Land Reserves (acres)(6) 2,516,137 - - 7.3 mm sqft Gross Leasable Area(1) 94.5% Occupancy(2) 81.6% US dollars-denominated Leases(3) Example Properties 5.0 years Avg. remaining lease life(4) US$27.7 mm YTD Q3 2024 NOI (5) 19.8% Cash NOI (5) Growth YTD 3Q 2024 – 2023 Current Operations Expansion Plans Logistic Park Coyol I, Alajuela, Costa Rica Logistic Park Lurin I, Lima, Peru Logistic Park Calle 80, Bogota, Colombia (1) Includes 5.3 million sq ft of GLA in our total portfolio and 2.0 million of potential new GLA to be built-out in our land portfolio. (2) Operating Portfolio period-end occupancy. (3) Based on active leases as of September 30, 2024. (4) Remaining lease life weighted average by leased area (5) NOI and Cash NOI are non-IFRS measures. (6) Land reserve acres are adjusted for Floor Area Ratio (“FAR”). Highlights Company Profile As of September 30, 2024

Highlights
Company Performance

US$ in millions, except for number of buildings, sq ft, and percentages	As of and for the three months ended				
	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
Portfolio (sq ft)					
Same Property Portfolio					
No. of buildings	27	27	27	20	20
Gross leasable area (GLA)	4,570,653	4,570,653	4,570,653	3,047,734	3,047,734
Period end occupancy %	93.8%	94.2%	96.6%	100.0%	99.6%
NOI	8.3	8.2	8.5	5.9	5.7
Growth over prior year	1.3%	(2.6%)	6.8%	7.0%	9.3%
Cash NOI	9.6	8.5	8.8	6.2	6.0
Growth over prior year	(0.1%)	8.5%	20.6%	14.2%	22.1%
Operating Portfolio					
No. of buildings	30	29	28	28 (1)	28
Gross leasable area (GLA)	5,121,625	4,964,181	4,741,488	4,619,616	4,615,755
Period end leased %	98.5%	94.6%	96.7%	100.0%	99.4%
Period end occupancy %	94.5%	94.6%	96.7%	100.0%	99.4%
Development Portfolio					
No. of buildings	1	2	3	4 (1)	3
Gross leasable area (GLA)	166,410	323,854	546,547	668,419	447,294
Period end leased %	100.0%	92.3%	95.5%	78.5%	64.3%
Period end occupancy %	84.8%	72.3%	72.4%	8.0%	12.0%
Total Portfolio					
No. of buildings	31	31	31	32 (1)	31
Gross leasable area (GLA)	5,288,035	5,288,035	5,288,035	5,288,035	5,063,049
Period end leased %	98.6%	94.5%	96.6%	97.3%	96.3%
Period end occupancy %	94.2%	93.3%	87.5%	88.4%	91.7%

(1) As of December 31, 2023, a building in Peru was in a mixed phase, with some sections fully operational and others still under development. Consequently, the Company reported the building in both stages. By September 30, 2024, however, the entire building had transitioned to full operational status.

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7 Highlights Financial Summary (1) Net Debt/Investment properties US$ in millions, except for percentages As of and for the three months ended September 30, 2024 June 30, 2024 March 31, 2024 December 31, 2023 September 30, 2023 Rental revenues 11.2 10.9 10.4 11.5 10.2 Revenues 11.3 11.0 10.5 11.6 10.2 Cash net operating income (Cash NOI) 9.2 8.7 9.0 10.7 8.8 Net operating income (NOI) 9.6 9.2 8.9 10.4 8.7 NOI margin % 84.8% 84.4% 85.3% 90.4% 84.8% Net earnings (loss) 4.8 12.4 (46.4) (2.0) 2.4 Adjusted EBITDA 5.8 5.9 7.6 6.8 6.2 Adjusted EBITDA margin 51.6% 53.8% 72.4% 59.0% 61.0 % FFO, as defined by LPA (2.2) (0.5) (0.9) 1.0 (4.1) AFFO (2.2) (0.9) (1.2) 0.0 (3.8) Debt Outstanding balance at carrying value 271.0 275.9 268.0 269.9 234.7 Cash and restricted cash (37.3) (52.9) (43.4) (37.9) (13.0) Net Debt 233.7 223.0 224.6 231.9 221.7 Investment properties 535.6 525.9 528.6 514.2 494.9 Leverage ratio (1) 43.6% 42.4% 42.5% 45.1% 44.8% Cash interest rate at period-end 8.4% 8.4% 8.8% 8.8% 9.2%

8 As of September 30, 2024 December 31, 2023 Assets Current Assets: Cash and cash equivalents $ 31,394,469 $ 35,242,363 Due from affiliates — 9,463,164 Lease and other receivables, net 2,623,141 3,557,988 Receivable from the sale of investment properties – short term 4,781,622 4,072,391 Prepaid construction costs 256,954 1,123,590 Restricted cash equivalent – short term — 2,000,000 Prepaid income taxes 1,340,637 651,925 Other current assets 2,969,336 2,791,593 Total current assets 43,366,159 58,903,014 Non-Current Assets: Investment properties 535,573,272 514,172,281 Tenant notes receivables – long term, net 5,350,618 6,002,315 Receivable from the sale of investment properties – long term — 4,147,507 Restricted cash equivalent – long term 5,912,997 681,110 Property and equipment, net 323,609 354,437 Deferred tax asset 1,154,342 1,345,859 Other non-current assets 4,703,828 5,218,787 Total non-current assets 553,018,666 531,922,296 Total Assets $ 596,384,825 $ 590,825,310 Financial Information Condensed Consolidated Interim Balance Sheet

9 As of September 30, 2024 December 31, 2023 Liabilities and Shareholder's Equity Current Liablities: Accounts payable and accrued expenses $ 6,846,733 $ 13,127,502 Income tax payable 2,909,132 2,024,865 Retainage payable 1,540,803 1,737,805 Long term debt – current portion 10,514,211 16,703,098 Security deposits - current portion 537,850 — Other current liabilities 2,283,282 959,539 Total current liabilities 24,632,011 34,552,809 Non-Current liablities: Long term debt 260,519,198 253,151,137 Deferred tax liability 38,905,814 37,451,338 Security deposits 2,011,631 1,790,554 Other non-current liabilities 3,947,341 2,936,555 Total non-current liabilities 305,383,984 295,329,584 Total Liabilities 330,015,995 329,882,393 Equity: Ordinary Shares 3,180 168,142,740 Additional paid-in capital 217,926,222 — Retained earnings 34,697,260 67,878,645 Foreign currency translation reserve (21,621,725) (13,694,983) Equity attributable to owners of the Company 231,004,937 222,326,402 Non-controlling interests 35,363,893 38,616,515 Total Equity 266,368,830 260,942,917 Total Liabilities and Equity $ 596,384,825 $ 590,825,310 Financial Information Condensed Consolidated Interim Balance Sheet (continued)

Financial Information

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income (Loss)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2024	2023	2024	2023
Revenues				
Rental revenue	$ 11,173,774	$ 10,175,293	$ 32,547,117	$ 27,793,027
Other	98,856	38,896	195,911	74,916
Total revenues	**11,272,630**	**10,214,189**	**32,743,028**	**27,867,943**
Investment property operating expense	(1,616,919)	(1,509,044)	(4,856,809)	(4,032,138)
General and administrative	(4,750,884)	(2,519,836)	(11,001,664)	(4,834,222)
Listing expense [(1)]	—	—	(44,469,613)	—
Investment property valuation gain	8,175,196	9,826,109	17,925,184	21,688,490
Interest income from affiliates	—	159,850	302,808	474,338
Financing costs	(5,796,879)	(5,646,861)	(17,168,235)	(23,283,779)
Net foreign currency gain (loss)	49,158	13,595	(127,447)	243,367
Gain on sale of asset held for sale	—	—	—	1,022,853
Other income	1,104,810	31,703	12,253,069	131,213
Other expenses	(1,238,072)	(3,345,296)	(8,582,889)	(3,483,718)
Profit (loss) before taxes	**7,199,040**	**7,224,409**	**(22,982,568)**	**15,794,347**
Income tax expense	**(2,365,571)**	**(4,853,279)**	**(6,212,089)**	**(6,632,916)**
Profit (Loss) for the period	**$ 4,833,469**	**$ 2,371,130**	**$ (29,194,657)**	**$ 9,161,431**
Other comprehensive income (loss):				
Items that may be reclassified subsequently to profit or loss:				
Translation (loss) gain from functional currency to reporting currency	(231,538)	2,456,718	(7,926,742)	12,277,835
Total comprehensive income (loss) for the period	**$ 4,601,931**	**$ 4,827,848**	**$ (37,121,399)**	**$ 21,439,266**
Profit (Loss) for the period attributable to:				
Owners of the Company	$ 4,942,591	$ 1,351,495	$ (33,181,385)	$ 4,959,776
Non-controlling interests	(109,122)	1,019,635	3,986,728	4,201,655
Total profit (loss) for the period	**$ 4,833,469**	**$ 2,371,130**	**$ (29,194,657)**	**$ 9,161,431**
Total comprehensive income (loss) attributable to:				
Owners of the Company	$ 4,711,053	$ 3,808,212	$ (41,108,127)	$ 17,237,610
Non-controlling interests	(109,122)	1,019,636	3,986,728	4,201,656
Total comprehensive income (loss) for the period	**$ 4,601,931**	**$ 4,827,848**	**$ (37,121,399)**	**$ 21,439,266**
Weighted average number of shares – basic	31,740,073	28,600,000	30,732,528	28,600,000
Weighted average number of shares – diluted	31,967,429	28,600,000	30,732,528	28,600,000
Earnings (loss) per share attributable to owners of the Company – basic	$ 0.16	$ 0.05	$ (1.08)	$ 0.17
Earnings (loss) per share attributable to owners of the Company – diluted	$ 0.15	$ 0.05	$ (1.08)	$ 0.17

(1) Listing expense is a non-cash item that relates to the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree's identifiable net assets represents a service received by the accounting acquirer, and thus should be recognized as an expense upon consummation of the Business Combination. For more information, please review note 3 of the Financial Statements.

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Financial Information

Reconciliation for Adjusted EBITDA, Adjusted EBITDA margin, FFO, AFFO, NOI and NOI margin(1)

	For the three months ended				
US$ in millions, except for percentages	**September 30, 2024**	**June 30, 2024**	**March 31, 2024**	**December 31, 2023**	**September 30, 2023**
Revenues	**11.3**	**11.0**	**10.5**	**11.6**	**10.2**
Profit (loss) for the period	4.8	12.4	(46.5)	(2.0)	2.4
Interest income from affiliates	—	—	(0.3)	(0.2)	(0.2)
Financing costs	5.8	5.8	5.6	7.8	5.6
Income tax expense	2.4	0.5	3.3	(1.6)	4.9
Depreciation and amortization	0.4	—	—	—	—
Investment property valuation gain	(8.2)	(4.6)	(5.2)	1.5	(9.8)
Gain on disposition of asset held for sale	—	—	—	—	—
Share-based payment	0.6	1.1	—	—	—
One-time cash bonus related to the Business Combination	—	—	0.3	—	—
Gain on sale of investment property	—	—	—	(1.1)	—
Listing expense	—	—	44.5	—	—
Other income	(1.1)	(10.8)	(0.3)	(0.2)	—
Other expenses	1.2	1.2	6.2	2.6	3.3
Net foreign currency loss (gain)	(0.1)	0.2	—	—	—
Adjusted EBITDA	**5.8**	**5.9**	**7.6**	**6.8**	**6.2**
Adjusted EBITDA margin	51.6 %	53.8 %	72.4 %	59.0 %	61.0 %

	For the three months ended				
US$ in millions	**September 30, 2024**	**June 30, 2024**	**March 31, 2024**	**December 31, 2023**	**September 30, 2023**
Profit (loss) for the period	4.8	12.4	(46.5)	(2.0)	2.4
Investment property valuation gain	(8.1)	(4.6)	(5.2)	1.5	(9.8)
Gain on disposition of asset held for sale	—	—	—	—	—
Gain on sale of investment property	—	—	—	(1.1)	—
FFO	**(3.3)**	**7.9**	**(51.7)**	**(1.6)**	**(7.4)**
Share-based payment	0.6	1.1	—	—	—
One-time cash bonus related to the Business Combination	—	—	0.3	—	—
Listing expense	—	—	44.5	—	—
Other income (2)	(0.7)	(10.7)	(0.2)	—	—
Other expenses	1.2	1.2	6.2	2.6	3.3
FFO (as defined by LPA)	**(2.2)**	**(0.5)**	**(0.9)**	**1.0**	**(4.1)**
Depreciation and amortization	0.3	—	—	—	—
Financing costs (3)	0.1	(0.1)	—	(0.9)	0.3
Interest income from affiliates	—	—	(0.3)	(0.2)	(0.2)
Unrealized foreign currency loss (gain)	(0.1)	0.2	(0.2)	(0.2)	0.1
Straight-line rental revenue	(0.3)	(0.6)	0.1	0.3	0.1
Adjusted FFO	**(2.2)**	**(0.9)**	**(1.2)**	**—**	**(3.8)**

(1) Refer to the "Non-IFRS Financial Measures and Other Measures and Reconciliations" in the Management's Discussion and Analysis ("MD&A") for more details around the non-IFRS measures. (2) Interest income settled in cash is excluded from other income for the calculation of FFO. (2) The adjustment related to financing costs include the one-time debt extinguishment or modification gain or loss, amortization of debt issuance cost and accrued interest, and exclude the cash settled interest expense.

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Financial Information

Reconciliation for Adjusted EBITDA, Adjusted EBITDA margin, FFO, AFFO, NOI and NOI margin (continued)(1)

US$ in millions	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
	For the three months ended				
Net Operating Income					
Rental revenues	11.2	10.9	10.4	11.5	10.2
Investment property operating expense	(1.6)	(1.7)	(1.5)	(1.1)	(1.5)
NOI	**9.6**	**9.2**	**8.9**	**10.4**	**8.7**
NOI margin	84.8%	84.4%	85.3%	90.4%	84.8%

US$ in millions	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
	For the three months ended				
Net Operating Income					
Profit (loss) for the period	4.8	12.4	(46.5)	(2.0)	2.4
Other revenue	(0.1)	—	(0.1)	—	—
General and administrative	4.8	4.6	1.7	3.6	2.5
Listing expense	—	—	44.5	—	—
Investment property valuation gain	(8.2)	(4.6)	(5.2)	1.5	(9.8)
Interest income from affiliates	—	—	(0.3)	(0.2)	(0.2)
Financing costs	5.8	5.8	5.6	7.8	5.6
Net foreign currency loss (gain)	—	0.2	—	—	—
Other income	(1.1)	(10.8)	(0.3)	(0.2)	—
Gain on sale of investment property	—	—	—	(1.2)	—
Gain on disposition of asset held for sale	—	—	—	—	—
Other expenses	1.2	1.2	6.2	2.7	3.3
Income tax expense	2.4	0.5	3.3	(1.6)	4.9
NOI	**9.6**	**9.2**	**8.9**	**10.4**	**8.7**
Constant currency impact(2)	—	(0.1)	(0.1)	—	—
Less: Non Same-Property NOI	1.3	1.1	0.4	1.3	0.5
Same-Property NOI(3)	**8.3**	**8.0**	**8.4**	**9.1**	**8.2**
NOI	9.6	9.2	8.9	10.4	8.7
Straight-line rental revenue	(0.3)	(0.6)	0.1	0.3	0.1
Cash NOI	**9.2**	**8.7**	**9.0**	**10.7**	**8.8**
Constant currency impact(2)	—	(0.1)	(0.1)	—	—
Less: Non Same-Property Cash NOI	0.8	0.2	0.2	0.7	0.3
Same-Property Cash NOI(3)	**8.5**	**8.4**	**8.7**	**10.0**	**8.5**

(1) Refer to the "Non-IFRS Financial Measures and Other Measures and Reconciliations" in the MD&A for more details around the non-IFRS measures. (2) Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We calculate constant currency by calculating prior-period results using current-period average foreign currency exchange rates. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. (3) LPA defines Same Property NOI as NOI less non same-property NOI and adjusted for constant currency. LPA defines Same Property Cash NOI as Cash NOI less non same-property cash NOI and adjusted for constant currency.The same property population for a given period includes the operating properties that were owned during the entirety of that period and the corresponding prior year period.

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13 1,255 1,255 1,255 1,255 1,255 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Operations Overview Costa Rica ColombiaPeru By Geography 5,063 5,288 5,288 5,288 5,288 4,616 4,620 4,741 4,964 5,122 447 668 547 324 166 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Development GLA Operating GLA 2,514 2,516 2,516 2,516 2,516 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 1,294 1,517 1,517 1,517 1,517 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Total Portfolio GLA (in thousands sq ft) Total Portfolio

14 Total Operating Portfolio 100.0 100.0 100.0 90.0 90.0 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 100.0 100.0 87.9 89.9 89.9 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 98.8 100.0 99.1 99.8 99.2 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 99.4 100.0 96.7 94.6 94.5 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Operations Overview Operating Portfolio – Period-end Occupancy (%) Costa Rica ColombiaPeru By Geography

15 2.2 2.0 2.3 2.0 2.1 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 2.4 2.2 2.4 2.9 3.0 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 5.6 7.3 5.7 6.0 6.1 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 10.2 11.5 10.4 10.9 11.2 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Operations Overview Rental Revenues (US$ million) Total Portfolio (for the three months ended) Costa Rica Peru Colombia By Geography (for the three months ended)

16 2.0 1.8 2.1 1.7 1.8 2.1 1.9 2.1 2.0 1.9 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 1.9 2.0 2.0 2.4 2.4 2.0 2.2 2.0 1.9 2.1 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 4.8 6.6 4.8 5.1 5.4 4.7 6.6 4.9 4.8 5.2 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 8.7 10.4 8.9 9.2 9.68.8 10.7 9.0 8.7 9.2 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Operations Overview Total Portfolio (for the three months ended) Costa Rica Peru Colombia NOI and Cash NOI by Geography (for the three months ended) NOI Cash NOI Net Operating Income (US$ million)

17 5.77 5.70 6.62 6.81 6.76 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 7.29 7.26 8.07 7.38 7.41 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 8.57 8.54 8.58 8.60 8.72 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 7.55 7.80 7.93 7.87 7.92 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Operations Overview Total Portfolio Costa Rica Peru Colombia By Geography Average Rent per Square Foot (US$/Sq ft/Yr)

18 10.1% 15.3% 36.4% -2.5% 2.3% 9.4% 11.1% 55.2% 19.4% 1.4% Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 -0.7% 3.0% 6.0% -6.0% -5.4% 27.0% 21.1% 7.8% -1.5% -7.7%Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 14.8% 7.4% -2.8% -1.2% 4.0% 22.7% 11.4% 15.2% 9.3% 2.8% Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 9.3% 7.0% 6.8% -2.6% 1.3% 22.1% 14.2% 20.6% 8.5% (0.1)% Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Operations Overview Same-Property NOI Growth (% YoY) Total Same-Property Portfolio Costa Rica Peru Colombia By Geography NOI Cash NOI

19 6.2 6.8 7.6 5.9 5.8 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Financial Overview Other Non-IFRS Metrics (US$ million) Adjusted EBITDA (for the three months ended) FFO, as defined by LPA (for the three months ended) (4.1) (0.9) (0.5) (2.2) 1.0 Q3 2023 Q3 2024Q2 2024Q1 2024Q4 2023

20 19.6% 37.2% 27.5% 15.7% Operations Customer Concentration and Lease Expiration Analysis Lease Breakdown as Measured by Total Portfolio NER Customer Type Contractual Rent Increases Amount of Leases by Currency As of September 30, 2024 Logistic Services Consumer Goods Distribution Retailer Manufacturing and Other 18.4% 19.7% 56.6% 5.3%COL-CPI US-CPI Constant Escalator Other 81.6% 18.4%USD COP Top 10 Customers as % of Net Effective Rent % of Net Effective Rent Total Square Feet 1 Alicorp 8.0% 437,370 2 Kuehne + Nagel 7.2% 384,777 3 Samsung 6.8% 200,209 4 Pequeño Mundo 5.2% 270,572 5 Yichang 4.0% 220,875 6 Natura & Co 3.8% 206,785 7 CEVA 3.8% 219,734 8 Indurama 3.5% 191,684 9 PriceSmart 3.4% 167,831 10 Ikea 3.0% 185,548 Total 48.7% 2,485,385 Lease Expirations Net Effective Rent % of Currency Year Occupied Sq Ft Annualized (US$ in millions) % of Total $/Sq Ft COP USD 2024 65,068 0.6 1.6% $ 9.22 — % 100.0% 2025 376,747 2.6 6.6% $ 6.90 16.0% 84.0% 2026 321,905 2.4 6.1% $ 7.46 23.5% 76.5% 2027 957,051 6.9 17.5% $ 7.21 38.5% 61.5% 2028 707,748 5.1 12.9% $ 7.21 14.2% 85.8% Thereafter 2,550,958 21.8 55.3% $ 8.55 15.0% 85.0% Total 4,979,477 39.4 100.0% $ 7.92 19.4% 80.3%

21 US$ in millions US$ in millions Square Feet Net Effective Rent Investment Properties No. of buildings Total % of Total Occupied % Leased % Q3 quarter to date NOI Year to Date NOI Annualized Sq ft / Year Total fair market value % of Total Operating Portfolio Costa Rica 19 2,516,137 49.1% 99.2 99.8 5.4 15.3 21.9 $ 8.77 257.9 52.1% Peru 6 1,350,084 26.4% 89.9 94.8 2.2 6.4 13.6 $ 11.21 122.5 24.7% Colombia 5 1,255,404 24.5% 90.0 100.0 1.8 5.6 9.8 $ 8.67 114.8 23.2% Subtotal 30 5,121,625 100.0% 94.5 98.5 9.4 27.3 45.3 $ 9.36 495.2 100.0% Development Porftolio Peru 1 166,410 100.0% 84.8 100.0 0.2 0.4 1.4 na 13.2 100.0% Subtotal 1 166,410 100.0% 84.8 100.0 0.2 0.4 1.4 na 13.2 100.0% Total Portfolio 31 5,288,035 94.2 98.6 9.6 27.7 46.7 $ 9.4 508.4 Operations Investment Properties Portfolio As of September 30, 2024

22 6/30/2024 9/30/2024 US$ in millions, except for sq ft and percentages Square Feet TEI FMV Occupied % Annualized Estimated Rent Revenues Annualized Estimated NOI Est. Return on Cost Square Feet Total Investment FMV Occupied % Annualized Estimated Rent Revenues Annualized Estimated NOI Est. Return on Cost Est. Develop. Yield Peru San Jose La Verbena Logistic Park B. 400 157,444 12.0 15.4 58.9% 1.5 1.3 10.8% 157,444 11.7 18.2 100.0% 1.6 1.6 12.5% 13.4% Total 157,444 12.0 15.4 58.9% 1.5 1.3 10.8% 157,444 11.7 18.2 100.0% 1.6 1.6 12.5% 13.4% Capital Deployment Stabilized Properties As of September 30, 2024

23 US in millions TEI Invested to Date Project Sq ft Occupied % Leased % FMV Land + Infra Shell Total Land + Infra Shell Total Est. Stabilization Date Annualized estimated Rent Revenues Annualized estimated NOI Est. Return on Cost Est. Develop. Yield Type Peru Callao Logistic Park B. 100 166,410 84.8 100.0 13.2 7.4 8.1 15.5 7.4 8.1 15.5 Dec-24 1.3 1.0 8.4(¹) 6.6(¹) Pre Leased Total 166,410 84.8 100.0 13.2 7.4 8.1 15.5 7.4 8.1 15.5 1.3 1.0 8.4% 6.6% Capital Deployment Development Portfolio (1) Reflects the total development expenses of the entire industrial park, including costs associated with infrastructure, utilities, and landscaping, not just the individual warehouse.. As of September 30, 2024

24(1) Buildable GLA of the Land Bank (2) LPA Peru has a land lease agreement with a third party, under a joint ownership structure of 40% LPA and 60% Capia, in which LPA acts as the lessee. Gross Land Area (Acres) Buildable Area (Sq ft)(1) FMV FMV/Sq ft of Gross Land Area US$ in millions Q3 2024 Q4 2023 % Change Q3 2024 Q4 2023 % Change Q3 2024 Q4 2023 % Change Q3 2024 Q4 2023 % Change Peru (2) 40.5 40.5 0.0% 878,022 878,022 0.0% 2.0 0.6 226.0% $ 1.15 $ 0.35 226.0% Colombia 50.6 50.6 0.0% 1,090,211 1,090,211 0.0% 25.1 24.1 4.3% $ 11.40 $ 10.93 4.3% Total 91.1 91.1 0.0% 1,968,233 1,968,233 0.0% 27.1 24.7 9.8% $ 6.84 $ 6.23 9.8% Capital Deployment Land Portfolio As of September 30, 2024

25 2024 Third Quarter Second Quarter Net debt (US$ in millions) 233.7 223.0 Net debt over investment properties (end of period) 43.6% 42.4% Net debt/ Adjusted EBITDA ratio (1) 8.9x 8.3x Net debt / NOI (1) 6.3x 6.1x US$ in millions Maturity Loans Wtd Avg.Cash Interest Rate 2024 2.6 7.9% 2025 12.9 6.8% 2026 9.0 6.0% 2027 9.7 6.0% 2028 10.5 6.0% 2029 11.3 6.0% Thereafter 216.5 5.2% Sub-total debt at par 272.5 8.4% Premium/Discount 0.4 Deferred Financing Cost (1.9) Total Debt 271.0 62.6% 37.4% Fixed vs Floating Rate Debt 100.0% Secured vs Unsecured Debt 84.3% 15.7% Capitalization Debt Summary and Metrics Debt Summary Debt Metrics As of September 30, 2024 (1) Net Debt related multiples are calculated using the annualized Adjusted EBITDA and NOI in their respective calculations. Debt by Currency SecuredFixed FloatingUSD COP

26 Definitions Please refer to LPA financial statements as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and filed with the Security and Exchange Commission (“SEC”) and other public reports for further information about LPA and LPA business. “YTD (Year to Date)” period starting from the beginning of the current year up to the current date, used to measure the performance over this period. Adjusted EBITDA. LPA defines Adjusted EBITDA as profit (loss) for the period excluding (a) interest income from affiliates, (b) financing costs, (c) income tax expense, (d) depreciation and amortization, (e) investment property valuation gain, (f) gain or loss on disposition of asset held for sale, (g) share-based payment, (h) one-time cash bonus related to the Business Combination, (i) listing expense, (j) other income, (k) other expenses, and (l) net foreign currency gain or loss. Management uses Adjusted EBITDA to measure and evaluate the operating performance of LPA’s business, which consists of developing, leasing and managing industrial properties, before LPA’s cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in LPA’s industry, and it presents Adjusted EBITDA to supplement investor understanding of its operating performance. LPA’s management believes that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of LPA’s assets. Cash Net Operating Income (Cash NOI) LPA defines Cash NOI as NOI adjusted for straight-line rental revenue during the relevant period. Debt Metrics. We evaluate the following debt metrics to monitor the strength and flexibility of our capital structure and evaluate the performance of our management. Investors can utilize these metrics to make a determination about our ability to service or refinance our debt. Net Debt LPA defines Net Debt as LPA’s total debt (defined as long term debt plus long-term debt—current portion) less cash, cash equivalents and restricted cash. Net Debt to Profit (Loss) represents Net Debt divided by Profit (Loss) for the period. Net Debt to Adjusted EBITDA This metric represents Net Debt divided by Adjusted EBITDA. LPA’s management believes that this ratio is useful because it provides investors with information on LPA’s ability to repay debt, compared to LPA’s performance as measured using Adjusted EBITDA. Net Debt to Net Operating Income (NOI) This metric represents Net Debt divided by NOI. LPA’s management believes that this ratio is useful because it provides investors with information on LPA’s ability to repay debt, compared to LPA’s performance as measured using NOI. Net Debt to Investment Properties This metric represents Net Debt divided by Investment Properties (end of period value). LPA believes that this ratio is useful because it shows the degree in which Net Debt has been used to finance LPA’s assets. Development Portfolio Represents industrial properties that are under development and properties that are developed but have not met Stabilization. Development Yield This metric is calculated for development properties as Stabilized NOI divided by TEI. Estimated Build Out (TEI and sq ft) This metric represents the estimated TEI and finished square feet available for lease upon completion of an industrial building on existing parcels of land. Estimated Value Creation This metric represents the value that we expect to create through our development and leasing activities. We calculate Estimated Value Creation by estimating the Stabilized NOI that the property will generate and applying a stabilized capitalization rate applicable to that property. Estimated Value Creation is calculated as the amount by which the value exceeds our TEI, including closing costs and taxes. Funds From Operations, or FFO LPA calculates FFO as profit for the period, excluding (a) investment property valuation gain and (b) gain on disposition of asset held for sale. LPA calculates FFO (as defined by LPA) as FFO, excluding (a) share- based payment, (b) one-time cash bonus related to the Business Combination, (c) listing expense, (d) other income and (e) other expenses. LPA defines Adjusted FFO as FFO (as defined by LPA), excluding (a) depreciation and amortization, (b) non-cash financing costs, (c) interest income from affiliates, (d) unrealized foreign currency gain or loss and (e) straight-line rental revenue. FFO (as defined by LPA) and Adjusted FFO (collectively, “FFO Measures”) These non-IFRS measures help analyze the operating results of LPA’s assets and operations. LPA’s management believes that FFO Measures are useful to investors as supplemental performance measures because they exclude the effects of certain items which can create significant earnings volatility, as well as certain noncash items, but which do not directly relate to LPA’s ongoing business operations or cash flow generation. LPA’s management believes FFO Measures can facilitate comparisons of operating performance between periods, while also providing an indication of future earnings potential. However, since FFO Measures do not capture the level of capital expenditures or maintenance and improvements required to sustain the operating performance of properties, which has a material economic impact on operating results, LPA’s management believes the usefulness of FFO Measures as measures of performance may be limited. LPA’s computation of FFO Measures may not be comparable to FFO measures reported by other real estate companies that define or interpret the FFO definition differently. Fair Market Value (FMV) Represents the value of a property based on current market conditions and appraised by a certified third party. Valuation methodology used by the third-party appraiser for the valuation of the assets and the factors which are part of the approaches, at the end we will present the ranges of the rates such as the market rents used for the entire portfolio. There are three basic approaches to value: • Income Approach • Discounted Cash Flow Method • Direct Comparison Approach • Cost Approach In practice, an approach to value is included or omitted based on its applicability to the property type being valued and the quality and quantity of information available. Income Approach The Income Approach reflects the subject’s income-producing capabilities. This approach assumes that value is created by expected income. Since the investment is expected to be acquired by an investor who would be willing to pay to receive an income stream plus reversion value from a property over a period, the Income Approach is used as the primary approach to value. The two common valuation techniques are the Discounted Cash Flow (DCF) Method and the Direct Capitalization Method.

27 Definitions Return on Cost This is calculated on development properties as Stabilized rental revenue divided by TEI. Same-Property Our Same-Property metrics are non-IFRS financial measures, which are commonly used in the real estate industry and expected from the financial community, on both a net-effective and cash basis. We evaluate the performance of the operating properties we own and manage using a “Same-Property” analysis because the population of properties in this analysis is consistent from period to period, which allows us to analyze our ongoing business operations. The Same-Property population for a given period includes the operating properties that were owned during the entirety of that period and the corresponding prior year period. Properties developed or acquired are excluded from the Same- Property population until they are held in the operating portfolio for the entirety of both such periods, and properties that sold during such periods are also excluded from the Same-Property population. We have defined the Same-Property portfolio, for the three months ended September 30, 2024, as those properties that were owned by LPA as of January 1, 2023 and have been in operations throughout the same three-month periods in both 2023 and 2024. We believe the factors that affect lease rental income, rental recoveries, property operating expenses and NOI in the Same-Property portfolio are generally the same as for our total operating portfolio. We use the following Same- Property metrics to valuate the performance of our operating properties: Same-Property NOI LPA defines Same Property NOI as NOI less non same-property NOI and adjusted for constant currency. LPA evaluates the performance of the properties it owns using a Same Property NOI, and LPA’s management believes that Same Property NOI is helpful to investors and management as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period-to-period, thereby eliminating the effects of changes in the composition of LPA’s portfolio on performance. When used in conjunction with IFRS financial measures, Same Property NOI is a supplemental measure of operating performance that LPA’s management believes is a useful measure to evaluate the performance and profitability of LPA investment properties Same-Property Cash NOI LPA defines Same Property Cash NOI as Cash NOI less non same-property cash NOI and adjusted for constant currency. The same property population for a given period includes the operating properties that were owned during the entirety of that period and the corresponding prior year period. Properties developed or acquired are excluded from the same property population until they are held in the operating portfolio for the entirety of both such periods, and properties that sold during such periods are also excluded from the same property population. Stabilization LPA defines stabilization as the earlier of the point at which a developed property has been completed for one year, or when it reaches a 90% occupancy rate. Stabilized NOI This metric is the estimated twelve months of potential gross rental revenue (base rent, including above or below market rents plus operating expense reimbursements) multiplied by 95% to adjust income to a stabilized vacancy factor of 5%, minus estimated operating expenses. Total Expected Investment (“TEI”) This represents total estimated cost of development or expansion, including land, development and leasing costs. TEI is based on current projections and is subject to change. Total Portfolio is comprised of the Operating Portfolio and Development Portfolio. Discounted Cash Flow Method Using this valuation method, future cash flows forecasted over an investment horizon, together with the proceeds of a deemed disposition at the end of the holding period. This method allows for modeling any uneven revenues or costs associated with lease up, rental growth, vacancies, leasing commissions, tenant inducements and vacant space costs. These future financial benefits are discounted to a present value at an appropriate discount rate based on market transactions. • A discount rate applicable to future cash flows and determined primarily by the risk associated with income, and • A capitalization rate used to obtain the future value of the property based on estimated future market conditions. These rates are determined based on: • The constant interviews we have with the developers, brokers, clients and active players in the market to know their expectation of IRR (before debt or without leverage). • Mainly the real transactions in the market are analyzed. Since we are a leading company in the real estate sector, we have extensive experience in most purchase transactions and we have the details of these before and during the purchase, which allows us to have a solid base when selecting our rates. Direct Capitalization Method This method involves capitalizing a fully leased net operating income estimate by an appropriate yield. This approach is best utilized with stabilized assets, where there is little volatility in the net income and the growth prospects are also stable. It is most commonly used with single tenant investments or stabilized investments. Direct Comparison Approach The Direct Comparison Approach utilizes sales of comparable properties, adjusting for differences to estimate a value for the subject property. This approach is developed in a simplified method to establish a range of unit prices for market comparable sales. This method is typically developed to support the Income Approach rather than to conclude on a value. Cost Approach The Cost Approach is based on the principle of substitution - that a prudent and rational person would pay no more for a property than the cost to construct a similar and competitive property - assuming no undue delay in the process. The Cost Approach tends to set the upper limit of value before depreciation is considered. Gross Leasable Area (GLA). The total floor area designed for tenant occupancy and exclusive use, including basements, mezzanines, and upper floors. Net Effective Rent (“NER”) This amount is calculated at the beginning of the lease using estimated total cash base rent to be received over the term and annualized. The NER per square foot number is calculated by dividing the annualized net effective rent by the occupied square feet of the lease. Net Operating Income (“NOI”) LPA defines NOI as profit for the period excluding (a) other revenue (which primarily relates to development fee revenue), (b) general and administrative expenses, (c) listing expense, (d) investment property valuation gain, (e) interest income from affiliates, (f) financing costs, (g) net foreign currency gain or loss, (h) other income, (i) gain on disposition of asset held for sale, (j) other expenses, and (k) income tax expense. Operating Portfolio This includes stabilized industrial properties. Assets held for sale are excluded from the portfolio.

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